UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placement

On January 14, 2026, UTime Limited (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”), in the form attached to this Report on Form 6-K as Exhibit 10.1. Pursuant to the Purchase Agreement, the Company agreed to issue an aggregate of 4,550,000 class A ordinary shares, par value $0.1 per share (the “Shares”), at a purchase price of $0.20 per Share, to the Investors for an aggregate purchase price of $910,000, payable in USD or USDT equivalent.

The private placement closed on January 20, 2026. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes. The Purchase Agreement also contain customary closing conditions, representations and warranties, covenants, and termination provisions. The form of the Purchase Agreement is furnished as Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit.

The Shares were issued under Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended.

Exhibits

Exhibit No.	Description
10.1	Form of Share Purchase Agreement dated January 14, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: January 20, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)